                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of December 2003
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                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    A    Form 40-F
          ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No     A
   ------      ----------

(If "Yes is marked indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-         .)
                                   ---------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333-6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF FLETCHER
CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.





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                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 9 December 2003                        FLETCHER CHALLENGE FORESTS LIMITED
                                            ----------------------------------



                                               /s/   P.M. GILLARD
                                               P.M. GILLARD
                                               SECRETARY
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[FLETCHER CHALLENGE LOGO]

                                 NEWS RELEASE
                                 ============

      STOCK EXCHANGE LISTINGS:  NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).




                         RESULT OF HIGH COURT HEARING


Auckland, 9 December 2003 - The High Court has issued its declaratory judgment on the issue of whether an Ordinary or Special resolution will be required to be put to the Company's shareholders in the event Fletcher Challenge Forests' Directors recommend a sale of the forest assets owned by its subsidiary companies.

The High Court concluded that under the Companies Act, the proposed transaction must be approved by an Ordinary resolution (a simple majority of those shareholders that vote) of the Company's shareholders.

The Board acknowledges the reasonableness of the view that a transaction of the size that the Company is progressing could be regarded as a major transaction requiring the higher threshold of a Special resolution, and this is the reason why the Board sought clarity from the High Court.



Ends

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TO:             BUSINESS EDITOR         From:           Paul Gillard
                                        Company Secretary & General Counsel
Fax/Email:      AUTO                    FLETCHER CHALLENGE FORESTS LTD

                                        Telephone:      64-9-571 9846
                                        Fax:            64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

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